Filed by Plains Exploration & Production Company Pursuant to Rule 425

of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nuevo Energy Company Commission File No: 001-10537

The following presentation was made by Plains Exploration & Production Company on February 12, 2004:

PLAINS EXPLORATION & PRODUCTION COMPANY

February 12, 2004

N Y S E : P X P

w w w . p l a i n s x p . c o m

Forward Looking Statements

factors risks and operations into ours, These uncertainties include, among other things, uncertainties inherent in the Except for the historical information contained herein, the matters discussed in this presentation are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other that could cause our actual results to differ materially. exploration for and development and production of oil & gas and in estimating reserves, unexpected difficulties in integrating Nuevo’s unexpected future capital expenditures, general economic conditions, oil and gas price volatility, the success of our risk management activities, competition, regulatory changes and other factors discussed in PXP’s filings with the Securities and Exchange Commission.

Forward Looking Statements

A definitive joint proxy statement/prospectus will be sent to security Investors and security (when available) and other PXP) may also be obtained Attention: Barbara Forbes; stockholders in connection PXP and Nuevo will file a joint proxy statement/prospectus and other documents with the SEC. Investors and security holders are urged to carefully read the joint proxy statement/prospectus when it becomes available, because it will contain important information regarding PXP, Nuevo and the acquisitions. holders of PXP and Nuevo seeking their approval of the acquisition. holders may obtain a free copy of the proxy statement/prospectus documents filed by PXP and Nuevo with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to for free from PXP by directing such request to: Plains Exploration & Production Company, 700 Milam, Suite 3100, Houston, TX 77002, Attention: Joanna Pankey; telephone: (832) 239-6000; e- mail: jpankey@plainsxp.com. The proxy statement/prospectus and such other documents (relating to Nuevo) may also be obtained for free from Nuevo by directing such request to: Nuevo Energy Company, 1021 Main Street, Suite 2100, Houston, Texas 77002 telephone: (713) 374-4870]; e-mail: forbesb@nuevoenergy.com. PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the Registration Statement on Form S-4 when it is filed. Nuevo, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the Registration Statement on Form S-4 when it is filed.

Transaction overview

Break-up fee/transaction expenses reimbursed the event of deal termination Regulatory; Board of Directors and shareholders of both companies 90-120 days Description 100% stock-for-stock tax-free merger 53% PXP ownership/47% Nuevo ownership 1.765 PXP shares for each Nuevo share 5 PXP directors/2 Nuevo directors Existing PXP Management in Terms Form of consideration Ownership Exchange ratio Governance Management Other Terms Approvals required Timing

Strategic Rationale

Cash flow accretive to PXP stockholders Major cost savings Enhanced exploitation inventory Increased free cash flow Operational synergies Strengthened production profile/reserve base Enhanced credit profile and financial flexibility Improved stockholder liquidity

PXP Pro Forma Operating Areas

International 14 MMBOE

396 MMBOE

65 MMBOE

Illinois

San Juan

Mid-Continent

East Texas

Permian Basin

4 MMBOE

South LA

South TX

PXP Pro Forma California Operations

Key Growth Contributors

Inglewood Deep Breton Sound Point Arguello

PXP:

Cymric Midway–Sunset Belridge California OCS Pakenham

Nuevo:

Summary Guidance

Forma(1) 489 83% 71% 75% 25% 83.1-88.8 $0.19-$0.30 $7.38-$7.89 $0.61-$0.78 $0.13-$0.16 $4.70—$4.90 $1.25—$1.50 $.11—$.13 $228,000—$247,000 Pro 30,400-32,500 $4.54—$5.03(3) PXP 281 81% 58% 13,400-14,500 36.5-39.5 60% 40% $4.15—$4.65 ($.05)—$.05 $6.00—$6.50 $1.00—$1.20 $0.30 -$0 .37 $4.30 $1.55 – $1.70 $.30—$.35 $163,000—$177,000

MBOE

MBOE PER DAY Noncash Compensation Expense

Reserves (12/31/03): Proved Reserves (MMBOE)% Oil% Proved Developed Estimated Sales Volumes Barrels of oil equivalent-% Oil & Liquids % Gas Estimated Oil Price differential to NYMEX—$/Bbl Estimated Gas Price differential to Henry Hub—$/MMBTU Operating Costs per BOE Lease Operating Costs Production & Other Taxes Gathering & Transportation DDA&A General & Administrative per BOE (2) Recurring G&A Expense per BOE Capital Expenditures ($in thousands)

Financial Strategy

Increase borrowing base to $500mm Seek credit rating upgrade Apply free cash flow to debt reduction Consider calling $150mm 9 3/8% notes in 2005 Continue hedging strategy

Consolidating Pro Forma Balance Sheet

Pro Forma 156 1,858 389 $2,420 173 55 267 642 909 194 931 $2,420 Pro Forma Adjustments 234 225 $429 15 15 73 356 $429 NEV 95 700 17 $841 80 25 26 365 391 220 $841

PXP 61 924 147 $1,150 93 30 226 277 503 121 355 $1,150 in $MM)

(As of 9/30/03, ASSETS Current Assets Property and Equipment, net Goodwill Total Assets LIABILITIES AND STOCKHOLDERS’ EQUITY Current Liabilities exc. FAS 133 Current FAS 133 Items Bank Debt Sub Debt & TECONS Total Long Term Debt Deferred Income Taxes Stockholders’ Equity Total Liabilities and Stockholders’ Equity

Pro Forma Credit Profile

Pro Forma 9/30/03 49% $1.83 $2.62 16 Actual 9/30/03 59% $1.77 $3.01 20 Debt/Total Capital Debt/BOE Debt/PD BOE R/P

Pro forma Hedge Summary

Average Price $ 24.83 $19.28—$24.00—$31.00 $ 4.60 $4.00—$5.15 $4.75—$5.67 $ 24.92 $19.28—$24.00—$31.00 $ 4.50 $4.00—$5.15 $4.75—$5.67 $ 24.57 $ 4.61 $ 25.28 Daily Volumes 38,150 BOPD 8,000 BOPD 35,500 MMBtu/d 20,000 MMBtu/d 10,000 MMBTu/d 38,900 BOPD 8,000 BOPD 32,500 MMBtu/d 20,000 MMBtu/d 10,000 MMBTu/d 27,750 BOPD 8,125 MMBtu/d 15,000 BOPD

Instrument Type

Swap Three Way Collar Swap Collar Collar Swap Three Way Collar Swap Collar Collar Swap Swap Swap

Period

04 04

Production . .

1H Crude Oil Crude Oil Natural Gas Natural Gas Natural Gas 2H Crude Oil Crude Oil Natural Gas Natural Gas Natural Gas 2005 Crude Oil Natural Gas 2006 Crude Oil

INVESTOR NOTICES

This document includes “forward-looking statements” as defined by the Securities and Exchange Commission (“SEC”). Such statements are those concerning the companies’ combination and strategic plans, expectations and objectives for future operations. All statements included in this document that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. These include:

•	completion of the proposed acquisition,

•	effective integration of the two companies,

•	reliability of reserve and production estimates,

•	production expense,

•	future financial performance, and

•	other matters discussed in PXP’s and Nuevo’s filings with the SEC.

These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the companies’ control. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, variability in the price received for oil and gas production, lack of availability of oil field goods and services, environmental risks, drilling and production risks, risks related to offshore operations, particularly in California, and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

PXP AND NUEVO WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WITH THE SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING PXP, NUEVO AND THE ACQUISITIONS. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF PXP AND NUEVO SEEKING THEIR APPROVAL OF THE ACQUISITION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY PXP AND NUEVO WITH THE SEC AT THE SEC’S WEB SITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO PXP) MAY ALSO BE OBTAINED FOR FREE FROM PXP BY DIRECTING SUCH REQUEST TO: PLAINS EXPLORATION & PRODUCTION COMPANY, 700 MILAM, SUITE 3100, HOUSTON, TX 77002, ATTENTION: JOANNA PANKEY; TELEPHONE: (832) 239-6000; E-MAIL: JPANKEY@PLAINSXP.COM. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO NUEVO) MAY ALSO BE OBTAINED FOR FREE FROM NUEVO BY DIRECTING SUCH REQUEST TO: NUEVO ENERGY COMPANY, 1021 MAIN STREET, SUITE 2100, HOUSTON, TEXAS 77002 ATTENTION: BARBARA FORBES; TELEPHONE: (713) 374-4870; E-MAIL: FORBESB@NUEVOENERGY.COM.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the acquisition. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE ACQUISITION WILL BE CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT IS FILED.

Nuevo, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” in connection with the acquisition. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE ACQUISITION WILL BE CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT IS FILED.